EXHIBIT 21.1
SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction	DBA

PartsBin, Inc.	Delaware
Power Host, Inc. (1)	Ontario, Canada
U.S. Auto Parts Network (Philippines) Corporation	Philippines
Lobo Marketing, Inc.	Texas
Go Fido, Inc.	Delaware
Private Label Parts, Inc.	Delaware	Kool-Vue
Pacific 3PL, Inc.	Delaware
AutoMD, Inc. (2)	Delaware
Local Body Shops, Inc.	Delaware	Perfect Fit
Automotive Specialty Accessories and Parts, Inc. (3)	Delaware
Whitney Automotive Group, Inc. (4)	Delaware

(1)	Subsidiary of PartsBin, Inc.

(2)	Registrant owns 64.1% of AutoMD, Inc. The remaining ownership interest is held by third-parties.

(3)	Subsidiary of Go Fido, Inc.

(4)	Subsidiary of Automotive Specialty Accessories and Parts, Inc.